UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14F
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PI Services, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53263	41-1559888
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

15 West 39th Street Suite 14B, New York, NY 10018
212-391-2688
Registrant's telephone number, including area code

Copies to:
Steven Schuster, Esq.
McLaughlin & Stern LLP
260 Madison Avenue
New York, New York 10016
telephone (212) 448-1100
facsimile (800) 203 1556

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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Introduction

This Information Statement is being furnished to holders of record of the common stock, par value US$0.001 per share ("Common Stock"), of PI Services, Inc., a Nevada corporation (the "Company," "we," "us" or "our"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act (the "Rider").

This Information Statement is being mailed on or about March 26, 2010, by the Company to the holders of record of shares of its Common Stock as of the close of business on March 25, 2010. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to Share Exchange Agreement (the "Agreement"), dated as of March 4, 2010, as amended (the "Share Exchange"), with Sky Achieve Holdings, Inc. ("Sky Achieve"), and the shareholders of Sky Achieve (the "Sky Achieve Shareholders").

Change of Control

On March 4, 2010, PI Services entered into Share Exchange Agreement (the "SEA") with Sky Achieve Holdings, Inc., a British Virgin Islands limited liability corporation ("Sky Achieve"). Pursuant to the SEA, PI Services acquired all of the outstanding capital stock of Sky Achieve in consideration for the issuance of 42,134,020 shares of its common stock to the shareholders of Sky Achieve (the "Share Issuance"). Those shares represent 95 % of the outstanding shares of PI Services. On March 4, 2010 Michael Friess and Sanford Schwartz, the principal stockholders ("Selling Shareholders") of PI Services Inc. ("PI Services") entered into a Stock Purchase Agreement (the "SPA") with Kun Liu (the "Purchaser"), 100% owner of Beijing GuoQiang Global Science & Technology Development Co., Ltd. ("Beijing Guoqiang"), a company organized under the laws of the People's Republic of China ("PRC"). Sky Achieve has exclusive control over the business of Beijing GuoQiang, the relationship of which is generally identified as "entrusted management". As a result of these transactions, persons associated with Beijing Guoqiang own securities that represent 96% of the equity in the Company. The closing of the SEA took place on March 19, 2010. A Form 8-K Current Report describing the consummated Transaction has been filed by the Company with the Securities and Exchange Commission.

The Agreement required the resignation of Michael Friess, Sanford Schwartz, and Chloe DiVita and nomination of Mr. Kun Liu, Fu Qiang, and Jijun Zhang as their successors. The Rule requires that the Company provide you with an Information Statement outlining information about Company, its new officers and directors.

At the closing of the Share Exchange, Kun Liu was appointed as Chairman of the Board of Directors and President. Fu Qiang, and Jijun Zhang were nominated as the directors of the Board. Michael Friess, Sanford Schwartz, and Chloe DiVita, the Company's directors tendered their resignation as President and CEO, Vice President, and CFO Treasurer, Secretary of the Company, respectively, effective immediately and as Chairman and Directors, which shall take effect on the 10th day following the filing of this Form 14(f).

On or about the 10th day after the filing of this Form 14(f), the resignation of Michael Friess, Sanford Schwartz, and Chloe DiVita as directors of the Company shall be effective and the following will be the new executive officers and directors of the Company:

Name	Age	Positions with the Company

Kun Liu	33	Chairman, President

Xin Xu	54	Chief Executive Officer

Chunping Fong	53	Chief Financial Officer

Fang Ai	29	Chief Technology Officer

Jijun Zhang	30	Vice President and Director

Qiang Fu	32	Director

Chengzhou Xu	60	Chief Engineer

The information contained in this Information Statement concerning the persons chosen for our Board of Directors has been furnished to us by such individuals, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.

A shareholder vote was not required and was not taken with respect to the election of the new directors.

The incoming directors were not directors and did not hold any positions with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC, prior to closing of the Share Exchange, except as disclosed herein. During the past ten years, the designees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), have not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws; have not been an officer or director of any company that has filed a Chapter 11 proceeding; have not been subject to a finding of any violation of federal or state securities laws; have not been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: any Federal or State securities or commodities law or regulation; or any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity, this violation of which does not apply to any settlement of a civil proceeding among private litigants; and have not been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Voting Securities

Our authorized capital stock consists of 780,000,000 shares of common stock at a par value of $0.001 per share and 20,000,000 shares of preferred stock at a par value of $0.001 per share. As of March 24, 2010, there were 44,351,506 shares of the Company's common stock issued and outstanding that are held by approximately 59 stockholders of record. No shares of preferred stock have been issued.

Changes to the Board of Directors

The following sets forth the name of the resigning directors and executive officers of the Company, and the principal positions with the Company held by such persons, as well as the new current directors. The Directors serve one year terms or until his successor is elected. We have not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of our operations in the past and the short time elapsed since the closing on Exchange Agreement, but we plan to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole.

There are no family relationships among any of the Directors, nominees or executive officers. There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Resigning Directors and Executive Officers

Michael Friess, Chairman of the Board President and CEO
Michael Friess is a self-employed attorney licensed to practice law in the State of Colorado. He was a partner from January 1983 to December 1993 in the New York City law firm of Schulte, Roth & Zabel, where his practice emphasized taxation. Mr. Friess has served as a Director and Officer of the Company since August 2007. Mr. Friess served on the Board of Directors of Oralabs Holding Corporation (NASDAQ: OLAB) from September 1997 until December 2006.

Chloe DiVita, Treasurer, Secretary, Director and CFO
Chloe DiVita joined the Company as an Officer and Director in August 2007. For the past seven (7) years, Mrs. DiVita has been self-employed accountant and business development consultant partnering on many projects with Creative Business Strategies, Inc., a business consulting firm.

Sanford Schwart, Vice President, Director
Sanford Schwartz has been a director of the Company since August 2007. Mr. Schwartz is the Chairman of Creative Business Strategies, Inc., a business consulting firm in Boulder, Colorado co-founded by Mr. Schwartz in 1985.

Incoming Directors and Current Officers

Mr. Kun Liu, Chairman of the Board and President
Mr. Liu has a Master of Engineering of Industry Engineering Department in Tsinghua University. He is the founder of Beijing Guoqiang and has been the Chairman of the Company since 2007. From 2004 to 2006, he was president in Beijing Ulong Runsheng

S&T Development Co.,Ltd. a company engaged in manufacturing related battery products like protected board, charger,etc. From 2002 to 2004, he was general manager in Tianjin Runyi S&T Development Co., Ltd. a company engaged in research and development of power Lithium batteries.

Mr. Xin Xu, Chief Executive Officer
Mr. Xu holds a Bachelor of Engneering graduated from Automation Department of Tsinghua University. He has worked for Beijing Guoqiang since 2008. From 2001 to 2008, he was general manger of Beijing Ruibide Electromechanical New Technology Company. From 1979 to 2000, he was the director of subsurface tool institute of China Oil Exploration Scientific Institute a company engaged in Oil Exploration.

Ms. ChunPing Fong, Chief Financial Officer
She has a bachelor's degree graduated from Beijing Technology and Business University majored in accounting. Ms. Fong has worked for Beijing Guoqiang since 2008. From 1993 to 1998, she was financial officer and deputy audit officer in Beijing Printing Group a company engaged in printing industry. From 1986 to 1992, she was deputy factory director in Beijing Grand View Garden Industrial Arts Factory a company engaged in industrial art and from 1976 to 1985 she was financial officer in Beijing Machine Factory a company engaged in metallurgy industry.

Mr. Fang Ai, Chief Technology Officer
Mr. Ai has a Master of Engineering of Electronic Message Engineering System in Beijing Information S&T University. He has worked for Beijing Guoqiang since 2008. From 2007 to 2008, he was business manager in Tongfang Integrated Circuit Co., Ltd. a company engaged in digital information and security system. From 2003 to 2007, he was associate general engineer in Hengxin China Holding Co., Ltd., one of the largest digital television's chip designer and manufacturer in China.

Mr. JiJun Zhang, Vice President
Mr. Zhang has a Master's degree graduated from Hebei University of Economics & Business in the major of administration management. He has worked for Beijing Guoqiang since 2009. From 2008 to 2009, he was office chief in Beijing Fuqiang Global Consulting Co., Ltd. a consulting company. From 2006 to 2008, he taught at Hebei Normal University. From 2004 to 2005, he was training manager in Beijing JSD Management Consulting Co., Ltd, a company engaged in financial consultation.

Mr. ChengZhou Xu, Chief Engineer
Mr. Xu has a bachelor's degree from Shanghai University of Technology in the major of communication and electronic engineering. He has worked for Beijing Guoqiang since 2007. He worked at Zhejiang Fujitec a company engaged in manufacturing product lines as a general engineer from 2002 to 2003 and was general engineer at Zhejiang Philips a company engaged in electrical wiring industry from 1997 to 2002. He was general engineer at Henan Huaxia Electric Group a company engaged in the manufacture and distribution of electric products. From 1994 to 1996 and general engineer and director in

Illumination Company of Hainan Asian Pacific Group a company engaged in research and development of traditional electrical and light power.

Qiang Fu, Director
Mr. Fu has been employed since 2003 as the President of Heilongjiang Hairong Science & Technology Development Co., Ltd., which is located in the City of Harbin in The People's Republic of China, and is engaged in the business of developing software and information technology networks. In 1998 Fu Qiang earned a Bachelor's Degree in Business Administration and in 1996 he earned a Bachelor's Degree in Law from a university in China. Mr. Fu is also the Chairman of the Board and CEO of China Digital Animation Development, Inc.

Executive Compensation

As of the date hereof, no compensation is due to the executive officers of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons

We maintain our offices at the offices of our majority shareholders, for which we pay no rent.

On September 30, 2007, the Company issued 540,000 shares of its common stock to two directors of the Company, (Sanford Schwartz and Michael Friess), for a $6,116 cash payment. This resulted in a change in control in the Company. In connection with the sale, the Company agreed to issue additional shares for cash following the proposed increase in the Company's authorized capital stock resulting in the two directors owning approximately 80% of the outstanding stock of the Company. On January 12, 2009, the company completed a migratory merger becoming PI Services, Inc., a Nevada corporation, and issued the remaining 1,233,984 shares due to Messrs Friess and Schwartz on January 31, 2009.

During the period ended December 31, 2008 and December 31, 2007, a related party paid for expenses of the Company totaling $14,956 and $3,211, respectively. The advances are uncollateralized, bear no interest and are due on demand. Securities issued by blank check companies cannot be resold under Rule 144 so long as the company remains a blank check company but must be registered under the Securities Act of 1933. The Company has no obligation to register these or any other shares under the Securities Act of 1933.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission "SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2009, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Director Independence

Michael Friess, Sanford Schwartz, and Chloe DiVita are not independent as defined under the Nasdaq Marketplace Rules. They will resign as the directors of the Company, upon the Company's meeting its information obligations under the Exchange Act, and will be replaced by the new directors described above.

Compensation of Directors

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

Pension and Retirement Plans

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

Employment Agreements

We do not have written employment agreements with any of our key employees.

Audit Committee

Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. We intend to form a separate audit committee, and are considering independent persons for appointment to the board of directors, including someone who may be qualified as a financial expert to serve on the audit committee.

No Dissenters' Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, PI Services, Inc. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

March 25, 2010	PI SERVICES, INC.

By: /s/ Kun Liu
Kun Liu, President